ANNUAL INFORMATION FORM

For the Year Ended

December 31, 2014

March 31, 2015

FORWARD-LOOKING INFORMATION

This Annual Information Form (“AIF”) may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this AIF, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this AIF or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this AIF, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in respect of events and circumstances that occurred during the period to which its Management’s Discussion and Analysis relates that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete that the reporting issuer previously disclosed to the public.

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this AIF is as of December 31, 2014.

Currency and Exchange Rates

In this AIF, unless otherwise specified, all references to “dollars” and to “C$” are to Canadian dollars, references to “U.S. dollars” and to “US$” are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

	Year Ended December 31
	2014	2013	2012
End of period	1.1601	1.0636	0.9949
High for the period	1.1643	1.0697	1.0443
Low for the period	1.0614	0.9839	0.9642
Average for the period	1.1045	1.0299	0.9996

The Bank of Canada noon buying rate on March 31, 2015 for the purchase of one United States dollar using Canadian dollars was C$1.2683 (one Canadian dollar on that date equalled US$0.7885) .

Glossary of Geological and Mining Terms

Certain terms used in this AIF are defined as follows:

Aphanite: an igneous rock which is so fine-grained that its component mineral crystals are not detectable by the unaided eye.

Alunite: a hydrated aluminium potassium, sulfate mineral [(KAl3(SO4)2(OH)6].

Andesite: an extrusive igneous rock of intermediate composition with aphanitic to porphyritic texture.

Argillic Alteration: hydrothermal alteration of wall rock which introduces clay minerals including kaolinite, smectite and illite.

Assay: a quantitative chemical analysis of an ore, mineral or concentrate to determine the amount of specific elements.

Breccia: a coarse-grained clastic rock, composed of broken rock fragments held together by a mineral cement or in a fine-grained matrix.

Dacite: an igneous extrusive rock with high iron content.

Diorite: a grey to dark-grey intermediate intrusive igneous rock composed principally of plagioclase feldspar, biotite, hornblende, and/or pyroxene.

Dike: a tabular igneous intrusion that cuts across the bedding or foliation of the country (host) rock, generally vertical in nature.

Doré: a mixture of predominantly gold and silver produced by a mine, usually in a bar form, before separation and refining into gold and silver by a refinery.

Epithermal: said of a hydrothermal mineral deposit formed within about 1 kilometer of the Earth’s surface and in the temperature range of 50oC to 200oC.

Foliation: repetitive layering in metamorphic rocks.

Footwall: the underlying side of a fault, ore body, or mine working; particularly the wall rock beneath an inclined vein or fault.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without recourse to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Gneiss: a type of rock formed by high-grade regional metamorphic processes from pre-existing formations of igneous or sedimentary rocks.

Granitoid: pertaining to or composed of granite.

Granodiorite: a group of plutonic rocks intermediate in composition between quartz diorite and quartz monzonite.

Greenfields: conceptual exploration; relying on the predictive power of ore genesis models to search for mineralization in unexplored virgin ground.

Hanging wall: the overlying side of an ore body, fault, or mine working, especially the wall rock above an inclined vein or fault.

Hornfels: a fine-grained rock composed of a mosaic of equidimensional grains without preferred orientation and typically formed by contact metamorphism.

Hydrothermal: of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution, with or without demonstrable association with igneous processes.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: is defined in NI 43-101 as that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Leach: to dissolve minerals or metals out of ore with chemicals.

Lithocap: the shallow part of porphyry copper systems typically above the main Cu-Au/-Mo zone; upper alteration zone.

Measured mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Metamorphic rock: rock which has been changed from igneous or sedimentary rock through heat and pressure into a new form of rock.

Mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource: is defined in NI 43-101 as a concentration or occurrence (deposit) of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return royalty or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

Pegmatite: a very coarse-grained igneous rock that has a grain size of 20 millimetres or more.

Phyllite: a regional metamorphic rock, intermediate in grade between slate and schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces exposed by cleavage.

Plagioclase: a series of tectosilicate minerals within the feldspar family.

Plutonic: intrusive igneous rock that is crystallized from magma slowly cooling below the surface of the Earth.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Pyroclastic: pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin.

Run-of-mine: ore in its natural state as it is removed from the mine that has not been subjected to additional size reduction.

Schist: a strongly foliated crystalline rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).

Shear zone: a tabular zone of rock that has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

Silicification: the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Spectrography: the process of using a spectrograph to map or photograph a spectrum.

Stockwork: a complex system of structurally controlled or randomly oriented veins.

Strata: layers of sedimentary rock with internally consistent characteristics that distinguish them from other layers.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Stratibound: confined to a particular stratigraphic layer or unit.

Stratiform: occurring as or arranged in strata.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

Tuff: a general term for consolidated pyroclastic rocks.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Vuggy: containing small cavities in a rock or vein, often with a mineral lining of different composition from that of the surrounding rock.

Linear Measurements

1 inch	=	2.54 centimeters

1 foot	=	0.3048 meter

1 yard	=	0.9144 meter

1 mile	=	1.609 kilometers

Area Measurements

1 acre	=	0.4047 hectare

1 hectare	=	2.471 acres

1 square mile	=	640 acres or 259 hectares or 2.590 square kilometers

Units of Weight

1 short ton	=	2000 pounds or 0.893 long ton

1 long ton	=	2240 pounds or 1.12 short tons

1 metric tonne	=	2204.62 pounds or 1.1023 short tons

1 pound (16 oz.)	=	0.454 kilograms or 14.5833 troy ounces

1 troy oz.	=	31.1035 grams

1 troy oz. per short ton	=	34.2857 grams per metric ton

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz./short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917

Temperature Conversion Formulas

Degrees Fahrenheit	=	(°C x 1.8) + 32

Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols

AA	atomic absorption spectrometry

Ag	silver

As	arsenic

Au	gold

°C	degrees Celsius (centigrade)

cm	centimeter

C.P.G.	Certified Professional Geologist

CSAMT	Controlled source audio-frequency magnetotellurics

Cu	copper

F	fluorine

°F	degrees Fahrenheit

g	gram(s)

g/t	grams per tonne

Hg	mercury

HSE	high sulphidation epithermal

ICP AES	inductively coupled plasma atomic emission spectroscopy

ICP MS	inductively coupled plasma mass spectroscopy

ICP MS/AAS	inductively coupled plasma mass spectroscopy/atomic absorption spectroscopy

IOCG	iron-oxide-copper-gold

IP	Induced polarization

JORC	Joint Ore Reserves Committee

JV	joint venture

kg	kilogram

km	kilometer

m	meter(s)

Ma	million years ago

Mn	manganese

Mo	molybdenum

n	number or count

oz	troy ounce

opt	ounce per short ton

oz/ton	ounce per short ton

oz/tonne	ounce per metric tonne

Pb	lead

PGE	platinum group element

ppb	parts per billion

ppm	parts per million

QA	quality assurance

Frequently Used Abbreviations and Symbols

QC	quality control

sq	square

Sb	antimony

Tl	thallium

VMS	volcanogenic massive sulfide

Zn	zinc

CORPORATE STRUCTURE

Name, Address and Incorporation

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX Venture Exchange (“TSX-V”) listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act.

EMX’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 704 – 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

Eurasian is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 issuer, and the NYSE MKT (formerly known as the American Stock Exchange or AMEX). Eurasian’s common shares without par value (“Common Shares”) are traded on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

Inter-corporate Relationships

The corporate structure of Eurasian, its material (holding at least 10% of EMX’s assets) subsidiaries, the percentage ownership that Eurasian holds or has contractual rights to acquire in such subsidiaries (if not wholly-owned) and the jurisdiction of incorporation of such corporations is set out in the chart below:

DESCRIPTION OF THE BUSINESS

Overview

Eurasian’s is principally in the business of exploring for, and generating royalties from, metals and minerals properties, as well as identifying royalty opportunities for purchase. Eurasian’s business is carried out as a royalty and prospect generator. Under the royalty and prospect generation business model, it acquires and advances early-stage mineral exploration projects and then options the projects to, and thereby forms relationships with, other parties in consideration of a retained royalty interest, as well as annual advanced royalty and other cash or share payments and exploration carried out by the other parties. Through its various agreements, Eurasian also provides technical and commercial assistance to such companies as the projects advance. By optioning interests in its projects to third parties for a royalty interest, Eurasian

(a)	reduces its exposure to the costs and risks associated with mineral exploration and project development,

(b)	maintains the opportunity to participate in early-stage exploration upside; and

(c)	develops a pipeline for potential production royalty payments and associated greenfields discoveries in the future.

This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

The Company’s royalty and exploration portfolio consists of properties in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region. Eurasian started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

Specialized Skill and Knowledge

All aspects of Eurasian business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration industry is intense. Eurasian competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power – all of which are readily available on or near its properties – Eurasian does not require any raw materials with which to carry out its business.

Intangible Property

Eurasian does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

Eurasian’s royalty and prospect generator business model is cyclical and is impacted by commodity prices and cycles, however, its business is not seasonal.

Economic Dependence

Eurasian’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that Eurasian’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of Eurasian’s exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, Eurasian expects this evolution (which affects most mineral exploration companies) might result in increased costs.

Employees

At December 31, 2014, Eurasian had 43 employees and consultants working at various locations throughout the world.

Foreign Operations

The majority of Eurasian’s properties are located outside of North America and many are located in areas traditionally considered to be risky from a political or economic perspective.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against Eurasian within the three most recently completed financial years or the current financial year.

Material Reorganizations

Except as disclosed under the heading “Three Year History”, there has not been any material reorganization of Eurasian or its subsidiaries within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

Eurasian has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

Eurasian is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and a pro-active Stakeholder Engagement Strategy (the “Policies”). These Policies will be reviewed and updated on an annual or “as needed” basis. EMX ensures these Policies are made known to all its managers, staff, contractors and exploration and joint venture partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its exploration and joint venture partners to adopt the same Policies.

1.      Environmental Policy

The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

Eurasian will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2.      Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders on whom the Company’s exploration and development programs may impact is considered an important part of the long-term investment that the Company is planning in its exploration programs in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region.

Eurasian recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:

  communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;

  inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and

  identify any vulnerable or marginalized groups within the affected communities (e.g. women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, Eurasian will work actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.

3.      Labour, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long term success of the Company.

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with Performance Standards 2, Labor and Working Conditions of the International Finance Corporation, a member of the World Bank Group.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labour, health and safety and good international industry practices are implemented and maintained by Eurasian, including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labour or forced labour.

The Company’s aim is at all times to achieve zero lost-time injuries and fatalities.

4.     Development Stage Environmental and Social Management Policy

Eurasian will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

Risk Factors

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of Eurasian’s business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture and Exploration Funding Risk

Eurasian’s strategy is to seek exploration and joint venture partners through options and joint ventures to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2014 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may, in the future, fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal Year Ended December 31, 2012

On January 24, 2012, Eurasian filed a registration statement on Form 40-F with the “SEC” relating to the registration of its Common Shares under the United States Securities and Exchange Act of 1934. On January 30, 2012, the Common Shares were listed for trading on the NYSE MKT.

On February 9, 2012 but effective as of January 9, 2012, Eurasian extended the expiration date of 678,611 warrants held by employees or insiders of, or consultants to, BCE or Eurasian from January 9, 2012 to February 22, 2013. These warrants were issued on January 29, 2010 as part of the consideration paid by Eurasian in connection with the acquisition of BCE. Due to a trading blackout imposed by Eurasian relating to its acquisition of Bullion, the warrant holders were unable to exercise the warrants until the blackout was lifted subsequent to the public announcement of the BULM transaction on February 7, 2012. Each warrant entitled the holder to purchase one share of Eurasian common stock at a price of $2.00. Each of the 678,611 warrants was exercised on or before the expiration date, as extended, resulting in gross proceeds to Eurasian of $1,357,222.

On April 2, 2012, a subsidiary of Eurasian and its joint venture partner, Australian Securities Exchange (“ASX”) listed Chesser Resources Limited (“Chesser”), signed an Option Agreement (the “Sisorta Agreement”) on their jointly owned (EMX: 49% interest; Chesser: 51% interest) Sisorta gold property located in north-central Turkey with Çolakoğlu Ticari Yatirim A.S. (“Çolakoğlu”), a privately owned Turkish company. The Sisorta Agreement required Çolakoğlu to make an up-front payment of 100 troy ounces of gold bullion, or its cash equivalent, and to undertake a US$500,000 work commitment over the first year. Çolakoğlu terminated its option on March 21, 2013.

In May 2012, Dr. Stephen Enders resigned as Executive Chairman of the Board of Directors and was appointed Chief Operating Officer. Michael Winn assumed the role of Chairman of the Board.

On August 15, 2012, the Company appointed Jan N. Steiert as Chief Legal Officer of the Company.

On August 17, 2012, the Company completed its acquisition of BULM following approval by BULM’s shareholders at a special meeting held earlier that day. Under the terms of the transaction, BULM shareholders received 0.45 of a Common Share and US$0.11 in cash for each share of BULM common stock held as of the record date. The value of the total consideration paid to BULM shareholders was approximately US$36.4 million.

In connection with the closing of the merger, James A. Morris, the former President of Bullion, joined Eurasian’s Board of Directors. In addition, R. Don Morris, the former CEO of Bullion, was appointed to EMX’s advisory board. Both appointments were effective August 17, 2012.

On August 23, 2012, the Company announced that it intended to pay discretionary bonuses through the issuance of an aggregate of 364,500 Common Shares as a bonus to five officers and a director. The Common Shares would be issued under the Company’s Incentive Stock Grant Program of up to 300,000 Common Shares available each year which was approved by disinterested shareholders at the Company’s Annual General Meeting held on August 24, 2010 and through an additional one time issuance of up to 700,000 Common Shares as bonuses to certain officers and directors which was approved by shareholders at the Company’s Annual General Meeting held on August 16, 2011. The Common Shares were issued in three tranches over a period of two years. The first tranche was issued on October 15, 2012 and the second tranche was issued on October 15, 2013.

Fiscal Year ended December 31, 2013

Paul H. Zink ceased to be President of Eurasian Capital on January 31, 2013.

On February 27, 2013, the Company announced that its wholly-owned subsidiary, Eurasia Madencilik Ltd. Sti. (“EMX Turkey”), had executed a definitive agreement with Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a private Turkish company, giving Tumad an option to acquire Eurasian’s Trab-23 gold (copper-molybdenum) porphyry project in northeast Turkey (the “Trab-23 Agreement”). The Trab-23 Agreement consists of: in-ground spending requirements to further develop the asset’s value; a revenue stream of annual earn-in and pre-production payments; and a revenue stream based upon production. See “Mineral Properties – Turkey”.

In April, 2013 the Company announced the selection of the Iekelvare Designated Project in Sweden pursuant to the Alliance Agreement with Antofagasta Minerals S.A., a wholly-owned subsidiary of Antofagasta Plc, a Chilean mining company listed on the London Stock Exchange. Iekelvare joined Kiruna South as a Designated Project in Sweden. In March, 2014 Antofagasta advised Eurasian that it was discontinuing further funding of the Kiruna South and Iekelvare Designated Projects.

Larry M. Okada was appointed to the Board of Directors on June 11, 2013.

On June 20, 2013, the Company announced the execution of an Option Agreement (the “Akarca Agreement”) to sell the Akarca property in northwest Turkey to Çolakoğlu for a combination of cash payments, gold bullion, work commitments, and a royalty interest. The Akarca Agreement gives Çolakoğlu, the option to acquire EMX’s 100% owned Turkish subsidiary, AES Madencilik A.S. that controls the Akarca property. The Akarca Agreement required Çolakoğlu to make an up-front payment of US$250,000 and in order to exercise the option, drill up at least 5,000 meters by the end of the first year, and make a US$ 500,000 payment on exercise of the option. See “Mineral Properties – Turkey”.

In August, the Company sold its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. (“SGL”), an arm’s length private company based in Houston, Texas, for cash payments, an equity position of approximately 5% in SGL’s issued and outstanding voting share capital, annual advance minimum royalty payments until production commences and, once production commences, a 1% gross royalty on its geothermal licenses in Slovakia and a 0.5% gross royalty on its geothermal licenses in Peru.

On September 4, 2013, the Company announced that it had, through its wholly-owned subsidiary, Bronco Creek Exploration Inc. (“BCE” or “Bronco Creek”), entered into three option purchase agreements with Desert Star Resources Ltd. (TSX-V: DSR), a public company based in Vancouver, British Columbia (“Desert Star”), granting Desert Star options to acquire the Company’s Red Top, Copper Springs, and Copper King porphyry copper projects in Arizona. See “Mineral Properties – North America”.

In October 2013, Bronco Creek signed three exploration and earn-in agreements, with Savant Explorations Ltd. (TSX-V: SVT), a public company based in Vancouver, British Columbia (“Savant”), granting Savant options to earn in to the Company’s Jasper Canyon, Buckhorn Creek, and Frazier Creek porphyry copper projects. See “Mineral Properties – North America”.

Fiscal Year ended December 31, 2014

On January 7, 2014, the Company announced the signing of an Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, for the disposition, by option, of the Alankoy copper-gold property in northwestern Turkey. Ferrite has the option to earn a 100% interest in the project through work commitments, payments, and annual advance royalties. EMX will retain an uncapped 3% production royalty that cannot be purchased in advance or otherwise reduced. Under the Alankoy Agreement, Ferrite paid $35,000 upon signing the Alankoy Agreement and must expend at least $200,000 on exploration activities on the project each year for the three years. In addition, Ferrite is required to make annual deliveries of gold bullion to EMX as advance royalties. These will consist of 75 troy ounces of gold (or cash equivalent thereof) delivered on each of the first three anniversaries and annual advance royalties of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. See “Mineral Properties – Turkey”.

On February 19, 2014, EMX signed an Exploration and Option Agreement (the “NQM Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, respecting EMX’s Koonenberry exploration licenses in New South Wales, Australia. Under the NQM Agreement, Eurasian granted NQM the option, exercisable until February 19, 2017, to acquire the EMX subsidiary (EMX Exploration Pty Ltd.) that holds the Company’s remaining exploration licenses in the project area, with EMX retaining a 3% production royalty. On or before the second anniversary of the NQM Agreement date, NQM can reduce such 3% production royalty to 2.5%, by agreeing to pay annual advance royalties in the following amounts:

  75 troy ounces of gold (or cash equivalent thereof) on the first anniversary of NQM’s election to reduce the amount of the production royalty,

  100 troy ounces of gold (or cash equivalent) on the earlier of the third anniversary of the NQM Agreement date or the exercise of the election, and

  100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries of the NQM Agreement date until commencement of commercial production.

In February 2014, the Board of Directors adopted an Advance Notice Policy in respect of the election of directors. The purpose of the Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating persons for election as directors of the Company. No person will be eligible for election unless nominated in accordance with the Policy. The Policy was ratified by the Company’s shareholders at its annual general meeting on May 13, 2014 and subsequently incorporated into the Company’s articles.

On April 25, 2014, incentive stock options, exercisable to purchase an aggregate of 1,531,000 Common Shares at a price of $1.20 per share for a period of five years, were granted to officers, directors and employees of, and consultants to, the Company.

On April 25, 2014, the Company announced that it intended to issue an aggregate of 300,000 Common Shares in lieu of cash remuneration to two non-executive employees and a consultant. An aggregate of 300,000 Common Shares would be issued over a period of two years, with the initial tranche of 100,000 Common Shares being issued upon receipt of TSX-V and NYSE MKT approval, and a further 100,000 Common Shares on each of the first and second anniversaries. The first tranche was issued on May 30, 2014.

On May 13, 2014, James A. Morris resigned from the Board of Directors.

On May 15, 2014, EMX announced the signing of an Exploration and Option Agreement (the “Lomitas Agreement”), through its wholly owned subsidiary Bronco Creek, respecting the Lomitas Negras porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. Pursuant to the Lomitas Agreement, Kennecott can earn a 100% interest in the project by completing US $4,500,000 in exploration expenditures and paying escalating option payments totalling US $900,000 within five years after the date of the Lomitas Agreement, after which EMX will retain a 2% NSR royalty.

In June 2014, Dr. Rael Lipson was appointed to the Company’s advisory board.

On July 4, 2014, EMX announced the signing of an Exploration and Option Agreement (the “Cathedral Well Agreement”) by its wholly-owned subsidiary Bronco Creek with Ely Gold and Minerals Inc. (“Ely Gold”), a Vancouver-based mineral exploration company listed on the TSX-V, respecting EMX’s Cathedral Well gold project. Pursuant to the Cathedral Well Agreement, Ely Gold can earn a 100% interest in the Project by paying EMX a total of US $100,000 as follows: US $25,000 upon execution of the Cathedral Well Agreement and US $75,000 over the next three years, after which EMX will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty.

On November 13, 2014, the Company announced the execution of an agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville gold-silver property (the “Neavesville Property”) located in the Hauraki goldfield of New Zealand’s North Island. See “Mineral Properties – Australia and New Zealand”.

Subsequent to 2014

In February 2015, Mr. Paul H. Stephens was appointed to the Company’s advisory board.

On March 8, 2015, Dr. Enders resigned from the Board of Directors and as Chief Operating Officer as the Company rebalances its business. Dr. Enders was appointed to the advisory board and is a consultant for the Company.

MINERAL PROPERTIES

Eurasian has been generating exploration projects for over eleven years, and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. In this time, EMX has built a portfolio of precious metal, base metal, polymetallic, and geothermal property and royalty interests that spans five continents and covers more than 1.7 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects advance. Eurasian supplements mineral property revenue streams and value creation by leveraging its technical expertise to make timely strategic investments in other companies or projects that provide shareholders with additional investment upside potential.

Leeville and Royalty Property Overview

A key EMX asset is the Leeville royalty property that covers portions of Newmont Mining Corporation’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return royalty paid approximately US $2 million during the 12 months ending December 31, 2014. These payments were principally sourced from Newmont’s Leeville mine, but also included minor contributions from other operations. Newmont’s Turf No. 3 Vent Shaft Project, totalling approximately $400 million in capital expenditures, is on schedule, with commercial production planned for late 2015 (see Newmont Mining Corp’s 10-K and 10-Q filings for Q2 and Q3, 2014). Newmont has stated that the project will provide the ventilation required to “increase production”, “unlock” additional resources, and impact “greater Leeville”, which includes portions of EMX’s royalty position. Further Carlin Trend exploration upside is provided by EMX’s 3% net smelter return royalty on the Maggie Creek property that covers nearly two square miles of prospective ground situated less than one mile from Newmont’s Gold Quarry open pit mine.

In addition to EMX’s Carlin Trend royalty properties, the Company has royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Sweden, Australia, Slovakia, and Peru. The Balya lead-zinc-silver royalty property in Turkey resulted from an early prospect generation success, and is undergoing renewed underground development in a program that commenced in January 2015. EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers Reservoir Minerals Inc.’s share of the Cukaru Peki copper-gold discovery. The Viscaria iron-copper royalty was acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010, and the project is being actively advanced by Avalon Minerals Ltd. with ongoing drilling, to be followed by an updated JORC resource estimate and “scoping” study (see Avalon Minerals Ltd. news releases dated January 6 and 12, 2015). In Australia, the Koonenberry gold project is being advanced by other companies, with EMX retaining various royalty interests that cover the entire project area. EMX’s geothermal interests in Slovakia and Peru provide royalty property diversification into energy assets that complement the Company’s mineral property portfolio.

In addition, all of EMX’s exploration properties optioned to, or joint ventured with, third parties include a royalty option. Many of these properties provide advance minimum royalty or advance annual royalty payments that generate an early revenue stream to EMX’s benefit during earn-in. Additional details on Eurasian’s property portfolio are included in the following sections.

Turkey

Eurasian holds multiple mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry gold-copper targets. Six of the seven EMX projects in Turkey are being advanced by partner companies, with the portfolio consisting of two royalty properties and four properties optioned for a retained royalty interest. A seventh property, the Sisorta epithermal gold project, is 100% controlled by Eurasian and is currently available for sale or partnership.

Akarca Property

The Akarca Property is a 2006 grassroots exploration discovery by Eurasian in Turkey’s Western Anatolia region. The Akarca Property is currently wholly-owned by EMX.

An Option Agreement (the "Akarca Agreement") was executed in June 2013 with Çolakoğlu Ticari Yatirim A.S. ("Çolakoğlu"), a privately owned Turkish company (see EMX news release dated June 20, 2013). The Akarca Agreement with Çolakoğlu required an up-front payment of US$250,000 and drilling of at least 5,000 meters by the end of the first year. Both of these conditions were met. In January, 2015 Eurasian granted Çolakoğlu a six month extension from February, 2015 to August, 2015 to exercise its option. As a condition of this extension, Çolakoğlu paid EMX the first US$100,000 (non-refundable) from the total US$500,000 payment required to exercise the option. After exercise of the option, subject to a right to terminate the Agreement and return the Akarca Property to EMX, Çolakoğlu must make additional cash payments of US$4,250,000 over a period of three years and drill a cumulative 20,000 meters over a period of four years after the agreement date, must deliver up to 18,000 troy ounces of gold under certain terms and conditions and, within 180 days after request by EMX after the sixth anniversary of the agreement date, if commercial production has not already commenced, deliver a feasibility study. The Company will retain a 3.5% NSR royalty on any production from the property. This royalty is uncapped, cannot be reduced, and none of the pre-production cash or bullion payments count as advanced royalty payments. From June 2013 through December 2014, Çolakoğlu had conducted drilling, trenching, geological mapping, geochemical sampling, and metallurgical, and environmental studies.

The Akarca project area currently has six drill defined zones of epithermal gold-silver oxide mineralization. Since its discovery, 244 core and reverse circulation holes totaling about 26,400 meters have been drilled, most with partner funding. Summaries of the six zones are given below.

•

Kucukhugla Tepe is a 600 meter long, northwest trending zone of parallel vein systems that locally host higher grade mineralization. Recent 2014 drilling by Çolakoğlu yielded an oxide intercept in AKC-131 of 58.5 meters (31.5-90.0 m) averaging 2.00 g/t gold and 15.3 g/t silver, with a high-grade sub-interval of 2.6 meters averaging 35.31 g/t gold and 226.6 g/t silver (true widths are 45% of reported interval lengths). The zone remains open along strike.

•

Fula Tepe is a broad corridor of veining and silicification with a strike length of 800 meters and width of over 300 meters. Drill results include an oxide intercept in AKC-120 of 19.8 meters (28.9-48.7 m) averaging 8.49 g/t gold and 60.3 g/t silver, with a sub-interval of 1.0 meter assaying 155.50 g/t gold and 1060 g/t silver (true widths are 64% of reported interval lengths). The system remains open along strike to the northeast and southwest.

•

The Hugla Tepe prospect is a 650 meter long zone of oxide gold-silver mineralization, quartz veining and IP-resistivity anomalies. The zone is oriented along a northeast strike direction that is parallel to and approximately 400 meters southeast of Fula Tepe.

•

A target halfway between Hugla and Fula Tepe was drilled as a northeast aligned fence of holes at approximately 100 meter spacing. This drilling intersected gold-silver mineralization along a 550 meter northeast trend, and defines a newly recognized zone of concealed mineralization lying between the Hugla and Fula Tepe prospects.

•

Sarikaya Tepe is the furthest west of the known zones of mineralization on the property, and forms a distinctive north-south trending topographic high held up by multiple vein sets and silicified wall rocks. Sarikaya is notable for hosting higher-grade mineralization, including an oxide intercept reported from AKC-70 of 36.4 meters (0-36.4 m) averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver (true widths interpreted as 60-75% of reported interval lengths).

•

Percem Tepe occurs on the east side of the property, and hosts gold-silver mineralization in two bodies of silicified/replacement brecciated and veined material that appear to be gently dipping to the northeast. This style of mineralization is a distinctive feature of Percem Tepe, in which broad zones of mineralized breccias and replacement bodies have been encountered. Drill results include an oxide intercept in AKC-74 starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver (true width interpreted as 65-75% of reported interval length).

•

Arap Tepe hosts near-surface oxide gold-silver mineralization developed in a series of east-west zones of mineralization. Only one of these zones has been systematically drilled (Zone A), with the other zones presenting upside exploration opportunities.

From all project drilling, 95% of the holes have at least one interval of mineralization greater than 0.2 g/t gold. This success rate is remarkable considering that many of the targets are concealed beneath cover, and speaks to the broad areas mineralized by the gold-silver epithermal system(s) at Akarca. As exploration continues, it is clear that the continuity of the near-surface oxide zones of vein and disseminated styles of mineralization are being successfully defined at a 25 to 50 meter drill spacing. Furthermore, ongoing reconnaissance and step-out drilling is demonstrating potential for new discoveries of gold-silver mineralized zones.

The exploration successes at Akarca since 2006 have led to in-the-ground investments of over US$12 million by partner companies. In addition to drilling, 3100 rock and 3200 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, more than 11 line kilometers of trench sampling, and a property-wide gravity survey have been completed.

Refer to EMX's SEDAR filed Akarca Technical Report and news releases dated July 19, 2012, January 18, 2013, March 1, 2013, June 20, 2013, August 22, 2013, January 27, 2014, July 17, 2014, and March 2, 2015 for more information on the Akarca exploration results and a description of the QA and QC measures used for the project.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources is described in EMX's SEDAR filed Sisorta technical report.

The Sisorta property had until recently been in a joint venture with project manager Chesser Resources Ltd. (“Chesser”) (51%) and EMX (49%). In March 2015, EMX purchased Chesser's interest in the property, and assumed management of the project.

The principle technical developments subsequent to the Sisorta technical report resulted from an option granted to Çolakoğlu to buy the Sisorta property in 2012, but the agreement was terminated in 2013. Çolakoğlu advised that it completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US$2.5 million in expenditures before terminating its option. Chesser reported highlights from Çolakoğlu’s drilling in a June 19, 2013 news release: a) the best drill intercept to date of 32.4 meters averaging 8.38 g/t gold and starting from the surface (true width unknown), b) mineralized drill intercepts outside the current resource that increase the gold zone’s lateral extent, and c) porphyry copper-gold targets that remain to be tested.

As Sisorta is now a 100% controlled asset of EMX, the Company is evaluating the property's exploration upside, while pursuing partnership opportunities with third parties.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (“Dedeman”) in 2006 (see EMX news release dated November 14, 2006).

EMX understands that since acquiring the property, Dedeman completed 190 core holes totalling over 34,000 meters. Dedeman’s drilling in 2014 consisted of eleven holes that in-filled and extended the Hastanetepe zone’s lead-zinc-silver mineralization to the southeast. EMX has also been advised by Dedeman that it re-initiated shaft sinking and underground development work at the Hastanetepe zone in early 2015.

Golcuk Property

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (CSE: PSE; FSE: PNX) of Vancouver, British Columbia (“Pasinex”) signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 2% within six years of the agreement date for US$1 million.

Pasinex’s Golcuk exploration work includes drilling, geologic mapping, rock and channel sampling, and a ground magnetics survey. It has also filed on SEDAR an NI 43-101 Technical Report. Pasinex’s work programs have identified a number of additional mineralized targets on the property. Pasinex completed five holes totaling 994.4 m at Golcuk in 2014 and is reviewing the results in context of its recently received report on the structural geology of the targeted area.

Trab-23 Property

The Trab-23 property is located in northeast Turkey. The project area hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a private Turkish company, executed an option agreement (the “Trab-23 Agreement”) in February 2013 granting it an option to acquire Trab-23 from EMX (see EMX news release dated February 27, 2013). The Trab-23 Agreement provides for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. The Trab-23 Agreement was contingent upon approval by Turkey’s General Directorate of Mining Affairs (“MIGEM”) to combine the two EMX exploration licenses into a single exploitation license. This license combination was completed in 2014.

Alankoy Property

The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey, in an area noted for recent discoveries characterized by alunite-rich epithermal alteration and the development of vuggy silica lithocaps. EMX outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results.

An Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite was executed in December 2013 (see EMX news release dated January 7, 2014). The Alankoy Agreement granted Ferrite the option to acquire EMX subsidiaries that hold the Alankoy project for work commitments, cash payments, advance annual royalty payments, a milestone payment based upon completion of an NI 43-101 or JORC compliant feasibility study, and 3% royalty payments to EMX upon commencement of commercial production from the property.

MIGEM approval of the transfer of the Alankoy project license to the local EMX subsidiary that Ferrite acquired, which was a condition precedent for the transaction, was obtained in 2014. Small scale iron production was completed during Q3 2014 under the terms of the Alankoy operating license. EMX understands that Ferrite is currently reviewing plans for its 2015 work program.

Other Property Interests

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that also include a 4% uncapped NSR. The Sofular royalty property, also held by Dedeman, was dropped in Q1 2015 due to a lack of encouraging exploration results.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

North America

Eurasian’s portfolio in North America, advanced through wholly-owned subsidiary Bronco Creek, includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein projects. The BCE portfolio is comprised of 22 properties covering more than 35,000 hectares in Arizona, Nevada, Utah, and Wyoming. EMX currently has six properties partnered through BCE. In addition, there are five properties acquired in the 2012 merger with Bullion Monarch. Of these, four are EMX royalty properties, including Leeville and Maggie Creek (see Leeville and Royalty Property Overview section above), and one is an exploration project available for partnership.

The Company’s 2014 work focused on advancing partner funded projects, executing new agreements for available projects, and balancing the portfolio by acquiring new properties on open ground while dropping low priority projects. Eurasian is in discussions with a number of potential partners for the available North American properties, as well as for regional exploration alliances.

Cathedral Well Property

The Cathedral Well project is located at the southern end of the Battle Mountain-Eureka gold trend and surrounds most of the historic Green Springs mine. Eurasian announced the execution of an option agreement with Ely Gold for the Cathedral Well property early in June 2014 (see EMX news release dated July 7, 2014). Ely Gold may earn a 100% interest in the property by making staged option payments and granting EMX a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. After earning 100% interest in the project, Ely Gold will pay EMX annual advance royalties until commencement of commercial production.

Eurasian understands that Ely Gold is planning a drill program to test multiple targets across the consolidated Green Springs property position, including underlying sedimentary units that are important host rocks elsewhere in the region and remain largely untested across the property.

Copper King, Red Top, and Copper Springs Properties

The Copper King, Red Top, and Copper Springs properties are three porphyry copper-molybdenum projects located in the Globe-Miami and Superior (Pioneer) mining districts. EMX executed three separate Option Purchase Agreements with Desert Star, whereby Desert Star can acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty (see EMX news release dated September 4, 2013). In January 2015, Eurasian regained 100% control of the Copper Springs project after Desert Star elected to not exercise its option for the property.

Desert Star funded permitting and completion of IP geophysical surveys at Copper King and Red Top that further delineated concealed targets for drill testing. At Copper King, strong chargeability and resistivity anomalies support EMX’s target concept of a tilted porphyry copper system lying beneath less altered host rocks. At Red Top, the geophysical anomaly lies to the north of the original target, and Desert Star staked additional mining claims covering this new area. Drill permits for both properties are expected in Q2 2015.

Buckhorn Creek, Jasper Canyon, and Frazier Creek Properties

The Buckhorn Creek and Jasper Canyon copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. These properties were optioned to Savant in 2013 under three separate option agreements for cash, shares, and work commitments (see EMX news release dated October 30, 2013). In Q3 2014, Eurasian regained 100% control of the Jasper Canyon project after Savant elected to not exercise its option for the property.

BCE’s recognition of post-mineral structural relationships, and the application of alteration and geochemical zoning patterns in that context, has identified untested porphyry copper targets at the Buckhorn Creek and Frazier Creek projects. Savant completed an IP geophysical survey at Buckhorn Creek that highlighted two strong chargeability anomalies coincident with a previously identified structural target, and continues to work on permitting for a drill test. Savant’s geologic mapping and geochemical sampling at Frazier Creek confirmed alteration and anomalous copper-molybdenum over a 1.8 by 0.8 kilometer area, and subsequently obtained drill permits. In October, Savant attempted to drill two separate holes into the target area, but did not reach target depths due to poor drilling conditions within 100 meters of the collar.

Eurasian has reviewed the Jasper Canyon exploration data generated by Savant’s work, and believes that the target rocks remain untested at shallow levels. Jasper Canyon is now available for partnership.

Copper Basin Property

The Copper Basin copper-molybdenum property, located in central Arizona, was acquired under a Regional Acquisition Agreement with Vale S.A., a publicly traded Brazilian multinational diversified metals and mining corporation, and advanced under a “Designated Project” earn-in agreement. Surface exploration and drill results confirmed the presence of a porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area of porphyry-style alteration, mineralization, and related geophysical anomalies.

Vale funded a three hole diamond drill program totalling 1,140.1 meters completed in June 2014. Two of the holes, CB-14-01 and CB-14-02 were drilled in the western target area to test for sources of mineralized dikes and igneous breccias encountered in the 2013 drill program, and both holes were terminated in anomalous (~0.04 -0.20% Cu) to low-grade (0.2 -0.4% Cu) mineralization. Hole CB-14-01 intercepted anomalous to low-grade copper (molybdenum) mineralization at 240 meters that generally increased with depth from 286 meters to the end-of-hole at 387.1 meters. Hole CB-14-02 intercepted multiple structurally controlled zones (~3-5 m in width) of weakly anomalous copper (molybdenum) mineralization. The third hole, CB-14-03 was collared in the south-central portion of the central zone and intercepted strongly anomalous to low-grade copper (molybdenum) mineralization along its entire 310.9 meter length. Vale relinquished its Copper Basin interest in July 2014, with EMX regaining 100% control of the project. Vale spent more than US $3.5 million exploring the property by completing geologic mapping, sampling, geophysical surveys, and 3,916 meters of drilling in two programs.

The Copper Basin project is available for partnership, with much of the original target untested by drilling. This target is highlighted by alteration and mineral zoning that vectors towards a magnetic low interpreted to represent the shallower portion of the copper-molybdenum system concealed beneath less altered host rocks. Refer to EMX news release dated July 27, 2013 and www.eurasianminerals.com for more information on Copper Basin exploration results and a description of the QA and QC measures used for the project.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to Resolution Copper’s property. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein. EMX regained 100% control of the property, after joint venture partner Freeport-McMoRan Exploration Corporation (“Freeport”) of Phoenix, Arizona terminated its interest in the project in Q2 2014 due to budget cut backs on all greenfields exploration projects.

EMX’s review of geophysical data received from Freeport’s earlier work identified a linear anomaly transecting a portion of the property that coincides with the Company’s interpreted structural offset of the Magma Vein. Subsequently, EMX’s ongoing geologic evaluation of the property resulted in the staking of additional prospective ground and the recognition of another porphyry target in the southern portion of the property. Eurasian has been in discussions with several potential partners interested in the property.

Lomitas Negras Property

EMX’s Lomitas Negras project is located in southeast Arizona, approximately 16 kilometers south of the San Manuel-Kalamazoo deposit. The project contains isolated altered outcrops with anomalous base metals mineralization that occur within a broad area of post-mineral cover rocks. An option agreement with Kennecott was announced in May 2014 (see EMX news release dated May 15, 2014). After completing a reconnaissance diamond drill program during the third quarter, and subsequently acquiring additional mineral rights, Kennecott relinquished its interest in the project. The property is available for partnership.

Yerington West Property

The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (TSX: ETG; NYSE: EGI) of Vancouver, British Columbia (“Entrée”). The project comprises a porphyry copper-molybdenum target, part of which was intersected in a 2012 drill program, and a copper-iron skarn target beneath cover rocks. Entrée continued their work on the adjacent Ann Mason property, including a pre-feasibility drill program that commenced in August 2014 (see ETG news release dated January 21, 2015).

EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

Other Work Conducted by Eurasian in the U.S.

EMX continued evaluation of property and royalty acquisition opportunities in North America, and streamlined the portfolio by dropping low priority projects. The generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona. EMX acquired the Sleeping Beauty and Águila de Cobre copper-molybdenum porphyry projects in Arizona by staking open ground. EMX elected to drop the Red Hills project after termination of the joint venture by GeoNovus, and also dropped the 100% EMX-controlled Cruiser Gold, Bullion Creek and Sand Pass projects located in Nevada, Arizona, and Utah, respectively. In Alaska, the Company’s Moran Dome and Liberty royalty properties were dropped by Gold Canyon Partners, and EMX elected to not reacquire the ground.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

Australia and New Zealand

EMX continued to execute the royalty generation and partnership business model in Australia and New Zealand. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under favourable royalty agreements with EMX. In New Zealand, Eurasian executed a definitive agreement to sell the Neavesville gold-silver project, and submitted applications for two new gold-silver exploration properties with historic resources.

Koonenberry Property

The Koonenberry project is positioned along the northwest trending, regional-scale Koonenberry fault in southeastern Australia. This deep-seated structural zone has multiple splays that project into, and through, the project area. EMX recognized that the distribution of gold occurrences and gold geochemical anomalies are coincident with these prominent structural features.

In 2014, EMX announced the signing of an Exploration and Option Agreement (the “NQM Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in (see EMX news release dated February 19, 2014 for more details). Subsequently, EMX was granted a new exploration permit covering 88.5 square kilometers that were previously held under option by Eurasian. This newly granted EMX tenement was added under the NQM Agreement. All of EMX’s interests in Koonenberry are being advanced by other companies, with EMX retaining various royalty interests that cover the entire project area totalling over 1,400 square kilometers. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

Neavesville Property

The Neavesville project consists of a single exploration permit, resulting from the combination of two permits during 2014, totalling over 30 square kilometers in the Hauraki goldfield of New Zealand’s North Island. EMX acquired Neavesville, which covers an historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki goldfield, including Newmont’s Martha Hill gold-silver mine located 25 kilometers to the southeast.

EMX has conducted reconnaissance geologic mapping, verification rock sampling, a CSAMT geophysical survey, and reconnaissance reverse circulation drilling at Neavesville. These programs not only helped to independently confirm historic areas of mineralization, but also identified new and untested gold-silver targets. EMX also concluded negotiations on a Joint Venture and Access Agreement with landholders that will provide certainty and clarity for ongoing exploration within the project area.

In November 2014, Eurasian announced a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian (see EMX news release dated November 13, 2014).

The Neavesville exploration permit covers two main centers of epithermal gold-silver mineralization. The principal target, named Trig Bluffs, has a historic near-surface inferred resource of 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, and containing 289,000 ounces of gold and 944,000 ounces of silver (R. Brathwaite, IGNS report, 1999; 2001)1. In addition, a separate higher-grade historic inferred mineral resource of approximately 0.47 million tonnes at 7.1 g/t gold and 20.7 g/t silver, and containing 107,000 ounces of gold and 312,000 ounces of silver, was reported for mineralization at depth beneath Trig Bluffs (R. Brathwaite, IGNS report, 1999; 2001)2. The district has recorded historic small scale production from the high-grade Ajax Vein system, the single largest producing historic mine in the Neavesville camp, which will be the initial target of an L&M funded drilling program slated for late March 2015.

See EMX news releases dated November 19, 2012 and November 13, 2014 for further details on the historic resource, EMX’s exploration results, and a description of the QA and QC measures used by Eurasian for the Neavesville project.

1,2 A Qualified Person has not performed sufficient work to classify the historic estimates as current mineral resources, and EMX is not treating the estimates as current mineral resources. The historic estimates should not be relied upon until they can be confirmed. However, the drill-delineated Trig Bluffs gold-silver mineralization described by the IGNS report is considered reliable and relevant.

The near-surface, historic resource estimate for the “upper zone” was based upon a cut-off grade of 0.7 g/t gold. The historic inferred mineral resource for the deeper mineralization assumed a cut-off grade of 10 gram-meters (i.e. the product of the gold grade and true width thickness of the drill hole intercept).

Qualified Person

Chris Spurway, MAIG, FAusIMM, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and the Asia-Pacific.

Europe

Eurasian continues to emphasize Scandinavia as a highly favourable jurisdiction for mineral exploration and development, and has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. While acquiring new properties at minimal cost in Norway, Eurasian is streamlining its portfolio of mineral properties in Sweden. In addition, EMX also maintains royalty interests in its Viscaria project in northern Sweden, as well as a portfolio of properties in Serbia that includes the Cukaru Peki copper-gold discovery.

Sweden

Eurasian’s portfolio in Sweden includes VMS and IOCG properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX holds a royalty interest in the Viscaria iron-copper property acquired from the 2010 purchase of the assets of Phelps Dodge Exploration Sweden AB.

Exploration Projects EMX focused on retaining and advancing the most prospective exploration projects, while reducing expenditures, during the year. Prior to 2014, much of EMX’s exploration work in Sweden was funded by a Strategic Alliance and Earn-In Agreement with Antofagasta which focused on copper exploration from 2011-2013. The Company has been in ongoing discussions with various parties regarding its available properties in Sweden described below.

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The Sakkek-Pikkujärvi and Puoltsa projects are located in the Kiruna mining district of northern Sweden. The Sakkek-Pikkujärvi property contains multiple IOCG-type copper, iron and gold targets, including a small historic copper resource defined in the 1980s. The Puoltsa project is amidst a cluster of past producing mines, and hosts a number of prospective mineral occurrences including drill defined zones of copper mineralization.

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The Iekelvare project has widespread IOCG-style alteration/mineralization, and several untested targets. EMX’s work generated multiple targets of structurally focused, high-grade zones of IOCG- style and porphyry-style copper-gold mineralization that are ready for follow-up drilling.

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The Adak project is located in the Skellefte mining district, and has a record of historic production from four small-scale mines that exploited stratiform to stratabound chalcopyrite-rich VMS mineralization. Mineralization projected along strike and down dip from the historic mines provides priority exploration targets.

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The Storåsen property is a mafic metavolcanic-hosted Cu-PGE-Au system. Thirty-five shallow core holes were drilled by the Geological Survey of Sweden (“SGU”) from 1980-1989, and a historic resource was defined by Popular Resources in 2002 based upon the SGU’s drilling. EMX has identified multiple prospective targets, including extensions of the historic resource, untested soil and base-of-till copper anomalies, and clusters of mineralized boulders.

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The Gumsberg polymetallic (lead-zinc-silver-copper-gold) property occurs in the historic Bergslagen District of southern Sweden. Gumsberg contains five historic mines that were active from the 1880s to 1920s, with production focused on lead-zinc-silver mineralization from VMS-type deposits. In January 2015, a winter geophysical program was executed on the Gumsberg project. Self-potential and magnetic data collected appear to map extensions of known bodies of mineralization along strike, and have also identified new exploration targets.

Viscaria Royalty Property Avalon Minerals Ltd., a public company traded on the Australian Securities Exchange, announced an updated scoping study for EMX’s Viscaria royalty property, including new JORC compliant resource estimates and open pit optimization scenarios, in an August 28, 2014 news release. EMX holds a 1.0% net smelter return royalty over the Viscaria 101 Exploration Permit, which includes the Zone A, Zone B and Zone D copper-iron resources described in Avalon’s updated report. A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR royalty payable from EMX’s royalty, resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received a total of $12 million in royalty payments, after which time EMX will receive the full benefit of the 1.0% NSR royalty. The Viscaria project is an IOCG-style deposit located in the Kiruna mining district in northern Sweden.

Norway

EMX initiated a program in 2014 to evaluate opportunities in Norway, and initially acquired the Burfjord and Storbekken properties by acquiring open ground. Burfjord contains multiple IOCG-type targets in northern Norway, and is marked by numerous small scale historic mines and prospects, as well as outcropping copper and gold mineralization. Storbekken hosts multiple exposures of gold-enriched VMS-style mineralization near the historic Røros mining district in southern Norway. A winter geophysical program was executed in January 2015 on the Storbekken project. Self-potential and magnetic data collected appear to have identified new exploration targets.

In January 2015, the Hatt, Vaddas, and Melkedalen VMS projects were acquired by Eurasian after monitoring the status of these areas for several years. These projects were available for direct purchase with minimal cost. The Vaddas and Melkedalen properties host small tonnage zinc and copper historic resources.

Royalty Properties in Serbia

EMX’s portfolio in Serbia initially resulted from early stage prospect generation and organic royalty growth from the sale of its properties, including the Brestovac West, Deli Jovan, and Plavkovo projects, to Reservoir Minerals Inc. (“Reservoir”) in 2006. The terms of the sale included uncapped NSR royalties payable to EMX at a rate of 2% for gold and silver, and 1% for all other metals. Subsequently, Eurasian acquired an uncapped 0.5% NSR royalty covering Reservoir’s share of minerals and metals mined from the Brestovac and Jasikovo properties (see EMX news release dated February 4, 2014). The Brestovac, Brestovac West, and Jasikovo properties are included in the Timok Project joint venture between Reservoir (45%) and Freeport McMoRan Exploration Corp. (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit. In January 2014, Reservoir announced an initial NI 43-101 resource estimate for the Cukaru Peki deposit’s High Sulphidation Epithermal (HSE) zone of copper and gold mineralization (see Reservoir news release dated January 27, 2014). According to Reservoir, the HSE inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off was estimated to be 65.3 million tonnes at an average grade of 2.6% copper and 1.5 grams per tonne (g/t) gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent. Reservoir stated in its news release that the discovery at Cukaru Peki “demonstrates the potential for additional blind discoveries within the Timok Magmatic Complex.”

Reservoir announced in a March 12, 2015 news release that a 2015 budget of US$ 18.7 million had been approved by the Timok Project joint venture "to move the project forward toward the completion of a scoping study". EMX's Timok Project royalty properties add strategic upside potential for Eurasian in one of the richest copper-gold mineral belts in Europe.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

Haiti

Eurasian and joint venture partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont, (collectively, the “JV”) have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti. EMX’s work on the 100% controlled Grand Bois gold-copper project is not subject to the JV with Newmont.

The “designated projects” with Newmont and EMX’s Grand Bois Project have been on care and maintenance status since 2013, when the Haitian government suspended its Mining Convention process while it began working on a new mining law with the help of the World Bank. The Government’s goal is to reform the mining law to be more consistent with current international standards.

There were ongoing consultation meetings between the World Bank, the Government of Haiti, the JV and other mining companies, and business community and civil society representatives to present comments on draft versions of the new Haitian Mining Code. After the appointment of a new Prime Minister and the dissolution of Parliament in late 2014-early 2015, the government is now planning for legislative elections in late 2015. At this stage the JV does not expect further progress on the new Mining Law until later in 2016.

EMX remains committed to supporting the process of reforming Haiti's Mining Law as a step towards developing the mining sector and contributing to the country's economic growth.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Strategic Investments IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 200 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. EMX is IGC’s largest shareholder, with 42.3% of the issued and outstanding shares (39.7% equity position on a fully-diluted basis) from investments totalling US $7.8 million.

Malmyzh Project

Malmyzh is a grassroots, district-scale discovery with 14 porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The property’s 153 square kilometers of exploration and mining licenses occur 220 kilometers northeast of the Russia-China border at Khabarovsk. Malmyzh has excellent logistics and infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

Copper-gold mineralization occurs in diorite porphyry intrusives, as well as in hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 0.5 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth. Much of the property has more than 15 meters of cover and is undrilled, thereby providing considerable exploration upside potential for additional discoveries.

The majority of drilling, totalling more than 70,000 meters in over 200 core holes, has concentrated on defining the Central, Freedom, Valley, and Flats prospects at nominal 200 by 200 or 200 by 400 meter centers, and generally to less than 500 meters depth. All four prospects remain open at depth. Near-surface drill intercepts, starting at 1.0 to 43.9 meters, include1:

Central (AMM-035):	406.7 m @ 0.52% Cu & 0.29 g/t Au (0.69% Cu eq)

Freedom (AMM-056):	459.3 m @ 0.36% Cu & 0.41 g/t Au (0.61% Cu eq) including 111.6 m @ 0.80% Cu & 1.01 g/t Au (1.41% Cu eq)

Valley (AMM-089):	459.2 m @ 0.47% Cu & 0.21 g/t Au (0.59% Cu eq) including 99.4 m @ 0.69% Cu & 0.40 g/t Au (0.93% Cu eq)

Flats (AMM-002):	474.7 m @ 0.26% Cu & 0.28 g/t Au (0.43% Cu eq) including 134.3 m @ 0.35% Cu & 0.45 g/t Au (0.62% Cu eq)

1 CuEq = Cu% + (Au g/t x 0.6) . Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization. See Eurasian news releases dated September 6, 2012 and November 5, 2013 for more information.

The copper-gold mineralization in these four deposits have potential open-pit geometries with low stripping ratios. Mineralized zones averaging ~1 to 1.5% copper equivalent (i.e., AMM-041, 43.9 m @ 1.23 Cu% and 0.53 g/t Au, 1.55% Cu eq) indicate the potential to delineate higher grade zones within the prospects by in-filling the 200 meter drill grids.

IGC advanced Malmyzh in 2014 by completing drafts of project reports in preparation for initial reviews by the relevant Russian Federation agencies. As IGC continues to advance Malmyzh, several international mining companies have expressed interest in the project.

Salasinskaya and Shelekhovo Projects

In 2014, IGC advised EMX that it had acquired the 260 square kilometer Salasinskaya property, located 20 kilometers from IGC’s Shelekhovo project. Salasinskaya and Shelekhovo are 100% controlled by IGC. At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite (see EMX news release dated November 5, 2013). Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. The Salasinskaya and Shelekhovo properties occur along trend to the northeast of Malmyzh. Together, these three properties cover approximately 800 square kilometers of exploration ground occurring along a 200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Further discussion of IGC’s exploration results and EMX’s due diligence data verification and QA and QC procedures can be found in the Company’s September 6, 2012 and November 5, 2013 news releases.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo was formed from the merger of Iron Creek Capital Corp. and Polar Star Mining Corp. in December 2014. Revelo has a corporate office in Vancouver (Canada), a technical office in Santiago (Chile), and a strong shareholder base in Canada, the United States and London.

Revelo controls approximately 300,000 hectares of 100% owned exploration tenements. The portfolio is comprised of 16 exploration projects prospective for copper, gold and silver including five projects already under option or JV agreements with Kinross Gold Corporation (Las Pampas Project), Newmont (Montezuma Project), and BHP Billiton (Block 2 Project). In addition, Revelo retains one royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

Geothermal Royalties

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. Eurasian subsequently sold its geothermal assets in 2013 to Starlight Geothermal Ltd. (“SGL”), a private company based in California, for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production (see EMX news release dated August 7, 2013).

Slovakia

EMX’s geothermal royalty properties in Slovakia are located in the Ziar Basin of west-central Slovakia and the Pannonian Basin in the eastern part of the country. SGL conducted additional geophysical, geological, and technical assessments of its geothermal concessions in 2014. Eurasian understands that SGL is actively discussing project financing and power purchasing agreements with various third parties in Europe.

Peru

EMX has royalties on four SGL geothermal licenses that occur in prospective regions of Peru’s Western and Eastern Cordillera. SGL conducted technical, infrastructure, and market assessments during 2014, and Eurasian understands that SGL is considering follow-up geophysical surveys and technical assessments for 2015.

DESCRIPTION OF CAPITAL STRUCTURE

Eurasian’s authorized capital consists of two classes of equity securities, the Common Shares, of which there are an unlimited number, and an unlimited number of preferred shares without par value.

As of March 31, 2015, Eurasian had 73,419,710 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of Eurasian’s assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Eurasian. Each Common Share carries one vote at such meetings. Holders of Common Shares are also entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of Eurasian as may be distributable to such holders.

DIVIDENDS

Eurasian has not, since its incorporation, paid any dividends on any of its Common Shares. Eurasian has no present intention to pay dividends, but Eurasian’s Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. See “General Development of Business – Risk Factors”. The Company is prohibited from paying any dividend which would render it insolvent.

MARKET FOR SECURITIES

The Common Shares are traded in Canada on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-V during the periods indicated:

	High	Low	Volume
January 2014	$1.23	$1.05	382,700
February 2014	$1.26	$1.10	355,700
March 2014	$1.23	$1.10	406,000
April 2014	$1.19	$0.98	355,000
May 2014	$1.04	$0.74	221,700
June 2014	$0.93	$0.76	467,400
July 2014	$0.88	$0.80	354,200
August 2014	$0.85	$0.80	400,600
September 2014	$0.83	$0.68	771,200
October 2014	$0.89	$0.72	1,033,900
November 2014	$0.97	$0.70	232,600
December 2014	$0.95	$0.81	1,497,800

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of each director and executive officer of the Company, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held and Date of Appointment as Director
Brian E. Bayley (2) (3) (4) British Columbia Canada	President of Ionic Management Corp. (private management company) December 1996 to Director and officer of various public companies.	Director May 13, 1996
Valerie A. Barlow British Columbia Canada	Corporate Secretary of	Corporate Secretary
• the Company, January 2011 to present,
• Sundance Minerals Ltd. (publicly traded (TSX-V) mineral exploration company), September 15, 2011 to June 30, 2014, and
• Seabord Services Corp., August 2010 to present, Formerly
• Acting Corporate Secretary of Sierra Geothermal Power Corp. (publicly traded (TSX-V) energy company), September 2009 to August 2010;
• Corporate Secretary of Jinshan Gold Mines Inc.(publicly traded (TSX) mining company), May 2009 to September 2009;
Assistant Corporate Secretary of Jinshan Gold Mines Inc., May 2008 to May 2009.

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held and Date of Appointment as Director
Christina Cepeliauskas	Chief Financial Officer of	Chief Financial Officer
British Columbia	• the Company, September 2008 to present;
Canada	• Atico Mining Corporation (publicly traded (TSX-
V) mineral exploration company), May 2011 to present,
• Reservoir Capital Corp. (publicly traded (TSX-V)
mineral exploration company), May 2009 to present, and
Reservoir Minerals Inc.(publicly traded (TSX-V) mineral exploration company), October 2011 to May 22, 2012
David M. Cole Colorado United States of America	President and CEO of the Company, March 2003 to present.	President, CEO and Director November 24 , 2003
George K. C. Lim (2)(4) British Columbia Canada	Retired, March 2015 to present. Chief Financial Officer of Dundarave Resources Inc. (publicly traded (TSX-V) mineral exploration company), November 2006 to March 2015.	Director August 28, 2008
Brian K. Levet (3) Western Australia Australia	Retired, January 2011 to present. Various executive and management positions at Newmont, 1983 to December 2010.	Director March 18, 2011
Larry M. Okada(2)(3) British Columbia, Canada	Chief Financial Officer of Africo Resources Ltd. (TSX: ARL).	Director June 11, 2013
Michael D. Winn(4) California United States of America	President of Seabord Capital Corp. (private consulting company).

President of Seabord Services Corp. (private management, administrative, and regulatory services company).

	Director and officer of various public resource companies.	Chairman May 23, 2012 Director November 24 , 2003

1.	The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.

2.	Denotes member of the Audit Committee.

3.	Denotes member of the Compensation and Benefits Committee.

4.	Denotes member of the Nominating and Corporate Governance Committee.

Each director’s term of office expires at the next annual general meeting of Eurasian’s shareholders.

Shareholdings of Directors and Senior Officers

As at March 31, 2015, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,933,234 Common Shares representing approximately 2.63 % of the outstanding Common Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, no director or executive officer of Eurasian are, or within the last 10 years have been:

(i)

a director, chief executive officer or chief financial officer of any reporting issuer that, while such person was acting in that capacity or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the issuer but which resulted from an event while the director or executive officer was a director, chief executive officer or chief financial officer of that issuer, was the subject of a cease trade or similar order or an order that denied access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person;

(ii)

bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets;

(iii)

subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or has entered into a settlement agreement with a securities regulatory authority; or

(iv)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Brian E. Bayley was a director from June 15, 2001 to November 30, 2010 of American Natural Energy Corp. (TSX-V listed) which was issued cease trading orders by the British Columbia Securities Commission (“BCSC”) in July 2007, Autorité des marchés financiers de Québec (“AMF”) in August 2007, Ontario Securities Commission (“OSC”) in August, 2007, Alberta Securities Commission (“ASC”) in November 2007 and Manitoba Securities Commission (“MSC”) in March 2008 for failing to file financial statements and Management’s Discussion & Analysis. The orders were rescinded on October 29, 2008 when it filed the financial statements and Management’s Discussion & Analysis.

Conflicts of Interest

Directors and officers of Eurasian may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See “Development of Business – Risk Factors” for more details.

Audit Committee Information

Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110 Audit Committees of the Canadian Securities Administrators., is provided in Schedule A to this AIF.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Eurasian is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any director or executive officer of Eurasian, (ii) a person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Eurasian’s outstanding securities, and (iii) any associate or affiliate of any person or company referred to in either (i) or (ii) above, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect Eurasian or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Eurasian is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators are contracts, other than contracts entered into in the ordinary course of the Company’s business that are material to the Company. The following is a list of material contracts entered into prior to the commencement of the Company’s last financial year on January 1, 2014 and that remain in effect and material contracts entered into since January 1, 2014.

1.

Registrar and Transfer Agency Agreement between the Company and Montreal Trust Company dated August 12, 1996 appointing Montreal Trust as the Company’s registrar and the provision of transfer agency services for the Common Shares.

2.

Assignment of Agencies Agreement among the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada dated January 26, 2001 appointing Computershare as the Company’s registrar and transfer agent for the Common Shares.

3.	Listing Agreement dated January 3, 2012 with the TSX-V, pursuant to which the Common Shares are listed and traded on the Exchange.

4.	Listing Agreement dated January 17, 2012 with the NYSE MKT, pursuant to which the Common Shares are listed and traded on the NYSE MKT.

5.

Services Agreement between the Company and Seabord Services Corp. dated February 1, 2014 in respect of Seabord providing various consulting, administrative, accounting, management and related services.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are names as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
Davidson and Company LLP, Chartered Accountants	Independent Auditors, Report of Independent Registered Public Accounting Firm dated March 26, 2015 for the consolidated financial statements as at and for the years ended December 31, 2014 and 2013.

Interests of Experts

Davidson and Company LLP have advised the Company that it is independent of the Company within the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the Company’s knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company.

None of such experts nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal, is holders of the Company’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management’s Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year, all of which are filed on SEDAR. See Schedules A and B for the Audit Committee’s charter and particulars of related matters.

Other additional information related to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A - AUDIT COMMITTEE CHARTER

I.           MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Eurasian Minerals Inc. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.          STRUCTURE AND OPERATIONS

A.           Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B.           Qualifications

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable United States securities laws and stock exchange rules (collectively, the “U.S. Rules”)) from, or be an “affiliated person” (as such term is defined under applicable U.S. Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable U.S. Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable U.S. Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be:

1.

Financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities.

2.	An “audit committee financial expert” (as such term is defined under applicable U.S. Rules).

C.           Appointment and Removal

In accordance with the Company’s Articles, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.           Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.           Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.           Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.          DUTIES

A.           Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

B.           Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1).

Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2).	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3).	Require the Auditor to report directly to the Committee.

4).	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5)

. Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6)	. Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7)

. Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

	(a)	constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

	(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8).

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

9).

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

10).	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

11).

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

12).	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

	a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13).

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14).

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15).

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

16).	Review and approve related party transactions if required under applicable U.S. Rules.

Manner of Carrying Out its Mandate

17).

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18).	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19).	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal counsel, and accounting or other consultants to advise the Committee.

20).	Meet separately, to the extent it deems necessary or appropriate, with management and the Auditor.

21).	Make periodic reports to the Board as is necessary or required.

22).	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23).	Annually review the Committee’s own performance.

24).	Provide an open avenue of communication between the Auditor and the Board.

25).

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C.           Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D.           Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This Charter, as amended, was approved by the Board of Directors on November 12, 2014.

SCHEDULE B - AUDIT COMMITTEE MATTERS

Overview

The Audit Committee of the Board is principally responsible for recommending to the Board the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

  overseeing the work of the external auditor.

  reviewing the Company’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company.

  reviewing the Company’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Composition of the Audit Committee

The Audit Committee consists of three directors all of whom are independent and financially literate. In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, all of whom are not officers or employees of the Company. The Audit Committee complies with these requirements.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
George K. C. Lim (Chairman)	Yes	Yes
Larry M. Okada	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Company to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Brian E. Bayley
B.A. (Hon) – 1977 University of Victoria Victoria, BC

Director and officer of numerous publicly traded companies (1986 – present) and investor in numerous publicly traded companies during which time and as a result of such investments has reviewed and analyzed numerous financial statements. Held active senior management positions in both private and public natural resource companies and has over 30 years of public issuer experience both as a director and officer. Also experienced in areas of natural resources and real estate lending as well as corporate restructuring and the management/administration of public companies.

M.B.A. – 1979 Queen’s University Kingston, ON
George K. C. Lim
Member of Institute of Chartered Accountants of B.C. – 1985 Member of Certified General Accountants of B.C. - 1985

CFO of various publicly traded companies and has worked in the mining industry since 1999. Prior to that was in public practice for 24 years. Also worked with Audit Committees and Boards of Directors on matters relating to audits for numerous years.

Larry M. Okada	Member of Institute of Chartered Accountants of B.C. – 1976 Member of Institute of Chartered Accountants of Alberta – 1976 Certified Public Accountant – Washington State - 2000

Has been in public accounting practice with Deloitte, PricewaterhouseCoopers LLP and his own firm for over 35 years. Majority of his clients have been public mining companies listed on the TSX-V. He is a director and Audit Committee Chair for Revett Mining Inc. (TSX: RVM; NYSE MKT: RVM), Forum Uranium Corp (TSX-V: FDC) and Rokmaster Resources Corp. (TSX-V: RKR).

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Company’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only.” Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

o

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit);

o

the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 (which exempts a replacement member of the Audit Committee from being independent until the later of the next annual general meeting of shareholders or the six month anniversary of the date on which the vacancy filled by the member was created, if the vacancy resulted from the death, disability or resignation of an audit committee member; or

o	an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
December 31, 2014	110,160	41,820	Nil	Nil
December 31, 2013	141,372	102,000	Nil	Nil

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Company’s corporate tax returns.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.